UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D

                             Horizon Offshore, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    44043J105
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                                 (CUSIP number)

                             William J. Kennedy Jr.
                                Managing Director
                        Falcon Mezzanine Investments, LLC
                               60 Kendrick Street
                          Needham, Massachusetts 02494
                                 (781) 247-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 March 31, 2005
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             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ?


                         (Continued on following pages)

                                 (Page 1 of 11)

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  CUSIP No. 44043J105              13D                    Page 2 of 11 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON MEZZANINE INVESTMENTS, LLC  I.R.S IDENTIFICATION NO. 22-3741750
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             7,280,339.63
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     7,280,339.63
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,280,339.63
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.9%
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14. Type of Reporting Person (See Instructions)

    OO
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  CUSIP No. 44043J105              13D                    Page 3 of 11 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON MEZZANINE PARTNERS, LP    I.R.S IDENTIFICATION NO. 22-3742731
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             7,280,339.63
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     7,280,339.63
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,280,339.63
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.9%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    PN
-------------------------------------------------------------------------------

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  CUSIP No. 44043J105              13D                    Page 4 of 11 Pages
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-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     FALCON INVESTMENT ADVISORS, LLC    I.R.S IDENTIFICATION NO. 22-3734765
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     Delaware
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             7,280,339.63
-------------------------------------------------------------------------------
  9. Sole Dispositive Power

     0
-------------------------------------------------------------------------------
 10. Shared Dispositive Power

     7,280,339.63
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,280,339.63
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     7.9%
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IA
-------------------------------------------------------------------------------

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  CUSIP No. 44043J105              13D                    Page 5 of 11 Pages
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INTRODUCTION

         Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), hereby files this Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of this Statement.

         The General Partner is the general partner of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"). Falcon Investment Advisors, LLC, a Delaware limited liability company (the "Advisor"), provides investment and administrative services to the General Partner pursuant to an investment management agreement.

         Pursuant to a Recapitalization Letter Agreement (the "Recap Agreement"; filed as Exhibit 7(a) hereto), dated March 31, 2005, among Horizon Offshore, Inc., a Delaware corporation (the "Issuer"), the Fund and the other holders of the Issuer's subordinated notes (the "Subordinated Notes"), the holders (including the Fund) of the Subordinated Notes agreed to exchange $84,972,823 aggregate principal amount of Subordinated Notes and 1,400 shares of the Issuer's outstanding Series A redeemable participating preferred stock (the "Series A Preferred Stock") for 60 million shares of the Issuer's common stock, par value $1.00 per share (the "Common Stock") and one million shares of a new series of the Issuer's Series B mandatorily convertible preferred stock (the "Series B Preferred Stock"). The Series B Preferred Stock is not entitled to any dividend or voting rights (except as required by the Delaware General Corporation Law), but will be mandatorily convertible into shares of Common Stock upon the amendments to the Issuer's certificate of incorporation as described below. The shares of Common Stock and Series B Preferred Stock are expected to be issued shortly, subject to certain largely ministerial actions required to be taken by the Issuer. The shares of Common Stock and Series B Preferred Stock will also be issued in consideration of the holders of the Subordinated Notes having consented to a new $70 million term loan senior secured financing agreement (the "Financing Agreement"), dated as of March 31, 2005, among the Issuer, each of its subsidiaries party thereto, Manchester Securities Corp., as collateral and administrative agent, and the other lenders specified therein, release of all of the collateral securing the Subordinated Notes, amending the terms of the $25 million of Subordinated Notes that are expected to remain outstanding following the closing of the recapitalization transactions to extend their maturity to March 2010 and reducing their interest rate to 8% per annum payable-in-kind, and, if applicable, participating in the financing transaction as a lender. In addition, certain of the holders of the Subordinated Notes, including the Fund, participated in the Financing Agreement as lenders. The Fund agreed to provide $4.15 million of the $70 million pursuant to the Financing Agreement.

         In consideration for the above, the Fund is entitled to receive 7,280,339.63 shares of Common Stock and 121,338.99 shares of Series B Preferred Stock.

         The Issuer has agreed to call a meeting of its stockholders, to be held not earlier than September 15, 2005 nor later than October 31, 2005, to amend the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock to accommodate the conversion of the Series B Preferred Stock described above, to reduce or eliminate any par value for the shares of Common Stock. Upon these amendments to the Issuer's certificate of incorporation, the Series B Preferred Stock will be automatically converted into shares of Common Stock. The conversion rate will be set such that the total outstanding Common Stock issued in the recapitalization transactions (the initial 60 million shares plus the shares issued upon conversion of the Series B Preferred Stock) will represent an aggregate of 95% of the Issuer's Common Stock on a fully diluted basis (which calculation excludes out-of-the-money director and employee stock options), pro forma for the recapitalization transactions and

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  CUSIP No. 44043J105              13D                    Page 6 of 11 Pages
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certain other transactions described in the Recap Agreement. Each party to the Recap Agreement has agreed to exercise any voting power it may have to approve the amendments to the Issuer's certificate of incorporation, and to execute such documentation and take such other action as may reasonably be required in connection therewith. The parties to the Recap Agreement hold a sufficient number of shares to ensure adoption of the amendments to the Issuer's certificate of incorporation.

         The Issuer also agreed to enter into a registration rights agreement covering resales of the remaining Subordinated Notes and all Common Stock issued or to be issued in the recapitalization transactions. This registration rights agreement is expected to be substantially similar to the registration rights agreement entered into in March 2004, covering resales of certain warrants issued by the Issuer in March 2004.

         The Reporting Persons will file an amendment to this Schedule 13D to reflect the issuance of Common Stock upon the subsequent conversion of the Series B Preferred Stock into Common Stock.

Item 1.   Security and Issuer

         The class of equity securities to which this Statement relates is the Common Stock of the Issuer, the principal executive offices of which are located at 2500 CityWest Boulevard, Suite 2200, Houston, Texas 77042.

Item 2.   Identity and Background

         This Statement is filed on behalf of the Fund, the General Partner and the Advisor. The Fund, the General Partner and the Advisor are each referred to herein as a "Reporting Person" and are collectively referred to herein as the "Reporting Persons."

         a. The Fund. The principal business of Falcon Mezzanine Partners, LP, a Delaware limited partnership (the "Fund"), is making investments in subordinated debt and equity securities. The general partner of the Fund is Falcon Mezzanine Investments, LLC, which is described in Item 2.b. below.

         b. The General Partner. Falcon Mezzanine Investments, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of the Fund. The principal business of the General Partner is to manage and operate the Fund's activities. The General Partner is a wholly-owned subsidiary of Falcon Partners Holdings, LLC, a Delaware limited liability company ("Holdco"). The members of Holdco are Alva Falconer Holdings, LLC, a Delaware limited liability company ("Alva"), Rafael Fogel, William J. Kennedy Jr., Eric Y. Rogoff and John
S. Schnabel. Alva is the Managing Member and holds a controlling interest in Holdco. Alva is controlled by Mr. Sandeep D. Alva.


         c. The Advisor. Falcon Investment Advisors, LLC (the "Advisor") is a Delaware limited liability company, the principal business of which is to manage the Fund. The Advisor is a wholly-owned subsidiary of Holdco, which is described in Item 2.b. above.

         The principal executive office of each of the Fund, the General Partner, Holdco, Alva, Mr. Alva and the Advisor is located at 60 Kendrick Street, Needham, Massachusetts 02494.

         During the last five years, none of the Reporting Persons, nor any of the executive officers, managers or managing directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic

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  CUSIP No. 44043J105              13D                    Page 7 of 11 Pages
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violations or similar misdemeanors) nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         Pursuant to the Recap Agreement, the Fund will exchange approximately $22.5 million aggregate principal amount of Subordinated Notes for a portion of the Common Stock and Series B Preferred Stock to be received by the Fund. In addition, the Fund provided $4.15 million under the senior secured financing agreement with the Issuer. These funds were received by the Fund as a result of a capital call from the limited partners in the Fund, in respect of previously made commitments.

Item 4.   Purpose of Transaction

         The Reporting Persons are acquiring and intend to hold the shares of Common Stock for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business affairs, financial position and prospects. Based on such evaluation and review, other investment opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons may consider from time to time various courses of action, including, among other things, (i) the sale of all or a portion of the shares held by the Reporting Persons, (ii) the acquisition of shares through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, or (iii) sale of all or a portion of the Shares owned by the Reporting Persons on the open market, in privately negotiated transactions, through a public offering or otherwise. Other than as described above and in "Introduction" above, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

         (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon the 32,252,658 shares of Common Stock outstanding on March 28, 2005, as reported in the Issuer's annual report on Form 10-K for the year ended December 31, 2004) beneficially owned by each person named in Item 2 of this Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table.

----------------------------------------------------------------------------------------------------------------------
    Reporting Person          No. of Shares       Percentage         Power to Vote             Power to Dispose
                            Beneficially Owned     of Class
                                                                    Shared        Sole          Shared          Sole
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The Fund                       7,280,339.63          7.9%        7,280,339.63       0        7,280,339.63        0
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The General Partner            7,280,339.63          7.9%        7,280,339.63       0        7,280,339.63        0
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The Advisor                    7,280,339.63          7.9%        7,280,339.63       0        7,280,339.63        0
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         Each of the Fund, the General Partner and the Advisor share power to vote and to dispose of the 7,280,339.63 shares of Common Stock beneficially owned by them with each other. Although the Reporting Persons have interests which may be generally aligned with other parties to the Recap Agreement (and

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  CUSIP No. 44043J105              13D                    Page 9 of 11 Pages
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all such parties have agreed to vote their shares in a particular manner), the Reporting Persons disclaim any beneficial interest in the shares held by any other parties to the Recap Agreement.

         (c) None of the Reporting Persons, described in paragraph (a) of this
Item 5, has effected any transaction in the Common Stock of the Issuer during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         a. The Recap Agreement. The Recap Agreement is described/referred to in the Introduction and Items 3 and 5 of this Schedule 13D.

         b. The Financing Agreement. Pursuant to the Financing Agreement, the lenders under the Financing Agreement extended credit to the Issuer consisting of (a) a $30 million senior secured term loan A facility bearing interest at 15% per annum, payable monthly 10% in cash and 5% paid-in-kind, maturing on March 31, 2007, and requiring a monthly principal payment of $500,000 beginning July 2005 and (b) a $40 million senior secured term loan B facility, bearing interest at 10% per annum, payable monthly 8% in cash and 2% paid-in-kind and maturing on March 31, 2007. The Issuer paid a $1.4 million closing fee in connection with the Financing Agreement, and is required to pay quarterly, in cash, a loan servicing fee of 0.5% per annum based upon the aggregate unpaid principal balance of the loans. Upon an event of default under the Financing Agreement, the interest rate on each loan increases 2%, payable in cash on demand.

         The loans under the Financing Agreement are collateralized by the pledge of the Issuer's equity interests in its subsidiaries that are loan parties to the Financing Agreement, the Issuer's accounts receivable, first or second mortgages on all of the Issuer's vessels, second liens on the Issuer's Port Arthur and Sabine marine facilities, the cash securing the letter of credit under the Issuer's contract with the Israel Electric Corporation, the Issuer's outstanding claims and receivables from Pemex and Williams, and our future assets. The term loan A is repaid from the collateral securing the new senior secured credit facility in priority to the term loan B. The holders of the Subordinated Notes agreed to release the collateral that secured the Subordinated Notes in favor of the lenders under the Financing Agreement.

         The Financing Agreement has covenants that, among other things, subject to a few limited exceptions, require the Issuer to grant the lenders a security interest in any property the Issuer acquires and restrict the Issuer's ability to issue additional capital stock, create additional liens, incur additional indebtedness, enter into affiliate transactions, dispose of assets, make any investments, pay dividends, make payments and settle its Pemex claims without the consent of the lenders under the Financing Agreement. The Financing Agreement also has the same financial covenants as the Issuer's existing credit facilities, which were amended in connection with the recapitalization and financing transactions described above. In addition, any events of default under the Financing Agreement could result in acceleration of the Issuer's indebtedness.

         The descriptions of the Recap Agreement and the Financing Agreement contained in this Schedule 13D are qualified in their entirety by the complete text of the documents, copies of which are filed as exhibits to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

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  CUSIP No. 44043J105              13D                    Page 10 of 11 Pages
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Exhibit 7(a). Recapitalization Letter Agreement, dated as of March 31, 2005, by and among the Issuer and the holders of Subordinated Notes specified therein (incorporated by reference to Exhibit 10.2 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(b). Financing Agreement, dated as of March 31, 2005, by and among the Issuer, Horizon Offshore Contractors, Inc. and Horizon Vessels, Inc., as borrowers, the guarantors specified therein, Manchester Securities Corp., as agent, and the other lenders specified therein (incorporated by reference to Exhibit 10.1 to the Issuer's current report on Form 8-K filed on April 5, 2005).

Exhibit 7(c). Joint Filing Agreement, dated as of April 11, 2005, among Falcon Mezzanine Investments, LLC, Falcon Mezzanine Partners, LP and Falcon Investment Advisors, LLC.

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  CUSIP No. 44043J105              13D                    Page 11 of 11 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          Date: April 11, 2005


                          FALCON MEZZANINE INVESTMENTS, LLC


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Director


                          FALCON MEZZANINE PARTNERS, LP
                          By: Falcon Mezzanine Investments, LLC, its General Partner


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Director


                         FALCON INVESTMENT ADVISORS, LLC


                          By: /s/ William J. Kennedy Jr.
                          -----------------------------------------------------
                          Name: William J. Kennedy Jr.
                          Title: Managing Director

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing by Falcon Mezzanine Investments, LLC on behalf of all of the undersigned of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $1.00 per share, of Horizon Offshore, Inc., and further agree that this Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of April 11, 2005.

                           FALCON MEZZANINE INVESTMENTS, LLC


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director


                           FALCON MEZZANINE PARTNERS, LP
                           By: Falcon Mezzanine Investments, LLC, its General Partner


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director


                           FALCON INVESTMENT ADVISORS, LLC


                           By: /s/ William J. Kennedy Jr.
                           -----------------------------------------------------
                           Name: William J. Kennedy Jr.
                           Title: Managing Director